  Cardone Equity Fund VI, LLC

c/o Cardone Capital, LLC

18909 NE 29th Avenue

Aventura, FL 33180

September 23, 2019

Securities Exchange Commission

Re:	Cardone Equity Fund VI, LLC (the “Company”)
Offering Statement on Form 1-A

To whom it may concern:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified September 25, 2019 4:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/

Grant Cardone,

Managing Member

Cardone Capital, LLC

Manager